MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla")
Suite 501, 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

September 13, 2021

Item 3 News Release

A news release dated September 13, 2021 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change

On September 13, 2021, the Company announced that it has entered into a Royalty Purchase Agreement to acquire an existing 5% net smelter return royalty from an arm's length seller on the South Domes portion of the Castle Mountain Gold mine owned by Equinox Gold Corp. for a total consideration of $15 million in cash.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On September 13, 2021, the Company announced that it has entered into a Royalty Purchase Agreement to acquire an existing 5% net smelter return royalty from an arm's length seller on the South Domes portion of the Castle Mountain Gold mine owned by Equinox Gold Corp. (NYSE: EQX; TSX: EQX) for a total consideration of $15 million in cash.

The consideration paid by the Company in the transaction will be comprised of an initial upfront payment of $10 million in cash at closing, with the remaining $5 million to be paid within twenty months from the closing date bearing interest at a rate of 4% per annum from the closing date. Closing of the transaction is subject to customary closing conditions.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

September 15, 2021